Supplement dated October 29, 2026, to the Annual Notice dated May 1, 2026, for Schwab OneSource Annuity® and Schwab Select Annuity® contracts issued by Empower Annuity Insurance Company of America

Variable Annuity- 1 Series Account

Supplement dated October 29, 2026, to the Annual Notice dated May 1, 2026,

for Schwab OneSource Annuity® and Schwab Select Annuity® contracts issued by Empower Life & Annuity Insurance Company of New York

Variable Annuity- 1 Series Account

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

The Net Annual Expenses - Current Expense listed in the “APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT” section of the Annual Notice for the Third Avenue Value Portfolio is hereby deleted and replaced with 1.31%.

If you have any questions regarding this Supplement, please contact your investment professional or us toll free at 1-800-838-0650. Please keep this Supplement for future reference.